SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   SCHEDULE TO


                                 FINAL AMENDMENT


            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                     OLD MUTUAL ABSOLUTE RETURN FUND, L.L.C.
                                (Name of Issuer)

                     OLD MUTUAL ABSOLUTE RETURN FUND, L.L.C.
                      (Name of Person(s) Filing Statement)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)


                                       N/A
                      (CUSIP Number of Class of Securities)

                                  Ross Weissman
                             Larch Lane Advisors LLC
                          800 Westchester Avenue, S-618
                               Rye Brook, NY 10573
                                 (888) 266-2200
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                             George M. Silfen, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2131

                                December 27, 2007
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE


     Transaction Valuation: $1,000,000 (a) Amount of Filing Fee: $30.70 (b)

1. Calculated as the aggregate maximum purchase price for Interests.

2.     Calculated at $30.70 per $1,000,000 of the Transaction Valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount Previously Paid:  ___________________________

       Form or Registration No.:  ___________________________

       Filing Party:  ______________________________________

       Date Filed:  ________________________________________

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]    third-party tender offer subject to Rule 14d-1.

[X]    issuer tender offer subject to Rule 13e-4.

[ ]    going-private transaction subject to Rule 13e-3.

[ ]    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

             This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on December 27, 2007 by Old Mutual Absolute Return Fund, L.L.C. (the "Fund") in connection with an offer by the Fund to purchase up to $1,000,000 of interests in the Fund ("Interests") as of March 31, 2008, on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on December 27, 2007.

             This is the final amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

          The following information is furnished pursuant to Rule 13e-4(c)(4):

          1. The Offer expired at 12:00 midnight, Eastern Time, on January 25, 2008.

          2. $52,549.58 in Interests were tendered prior to the expiration of the Offer and accepted for repurchase by the Fund in accordance with the terms of the Offer.



                                    SIGNATURE

             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                               OLD MUTUAL ABSOLUTE RETURN
                                               FUND, L.L.C.

                                               By: /s/   Ross Weissman
                                                  -----------------------------
                                                  Name:  Ross Weissman
                                                  Title: Chief Financial Officer
March 18, 2008